FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of December, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

December 4, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX agrees to acquire 100% of Majuba Hill Silver/Copper/Gold Property in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF) has entered into a Mining Lease and Option to Purchase Agreement (the “Lease Agreement”) with Claremont Nevada Mines LLC of Nevada and JR Exploration LLC of Utah whereby MAX can acquire a 100% interest in the Majuba Hill Silver/Copper/Gold property in Pershing County, Nevada by the payment to Claremont of US$1 Million over a four year period, with $200,000 having been paid on signing and $200,000 payable each year on the anniversary of the effective date.

This new Lease Agreement replaces the previous Option Agreement with Claremont dated March 4, 2011 whereby MAX could earn up to a 75% interest in the Majuba Hill project by spending US$10 Million over an eight year period, subject to a 3% NSR payable to the vendor.  Under the terms of this new Lease Agreement, there will be no annual work commitments and the NSR will be reduced from 3% to 1%.

Stuart Rogers, the President of MAX, states: “Given our drilling success at Majuba in 2011 and 2012, we have elected to capitalize on this opportunity to acquire a 100% in the Majuba Hill project, which our recent drilling and soil geochemistry has proven is highly prospective for the development of a bulk-tonnage open pit deposit in central Nevada, one of the premier mining jurisdictions in the world.  Drilling at Majuba Ridge has served to confirm our theory that Majuba Hill is a significant porphyry system with a chalcocite blanket.  Our next drill program will test the extent of mineralization to the southeast and northeast at Majuba Ridge with a view to developing an NI 43-101 compliant resource estimate as soon as possible.”

During exploration at Majuba Hill in 2011, MAX drilled long intervals of high grade silver and copper oxide mineralization near surface in five holes at the historic Majuba Hill mine site, which included:

•

96 m of 39.2 g/t Ag, 0.57% Cu and 0.10 g/t Au (98.3 g/t silver equivalent (“AgEq”)) in hole MM-06

•

50.3 m of 50.8 g/t Ag, 0.31% Cu and 0.31 g/t Au (86.7 g/t AgEq) in MM-07

•

42.7 m of 37.5 g/t Ag and 0.38% Cu (73.0 g/t AgEq) in hole MM-03

•

45.7 m of 15.4 g/t Ag, 0.56% Cu and 0.07 g/t Au (68.0 g/t AgEq) on hole MM-02

•

89.3 m of 16.5 g/t Ag and 0.28% Cu (42.5 g/t AgEq) in hole MM-05

During drilling in 2012, hole MM-21 confirmed that a southeast trending ridge of high-grade oxide mineralization extends a further 500 m to the southeast from the Majuba Hill mine to the Ball Park target area, where drilling in 2011 (hole MM-17) intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag.   Hole MM-21 intercepted 4.6 m @ 58.0 g/t Ag and 7.6 m @ 0.80% Cu within an overall mineralized intercept of 332 m @ 12 g/t Ag and 0.13% Cu (23.9 g/t AgEq) in oxides that began within 12 m of surface.   This drill intercept, combined with historic data obtained by MAX from prior operators (see our news release of September 11, 2012), serves to expand the known mineralized silver/copper zone for 500 m to the southeast along Majuba Ridge and to a depth of at least 350 m from surface.   Maps showing drilling locations from our 2011 and 2012 exploration programs at Majuba Hill are available on our web site at www.maxresource.com.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% copper (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  The Majuba Hill project encompasses 3,128 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding the Company’s future plans under the Lease Agreement, potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  December 26, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director